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EXHIBIT 18.1

March 30, 2001




Mr. Richard L.Feinstein
Fidelity Holdings Inc.
80-02 Kew Gardens Road
Kew Gardens, NY 11415

Dear Mr. Feinstein:


As stated in Note 1 to the financial statements of Fidelity Holdings Inc. and subsidiaries for the year ended December 31, 2000, the Company changed its method of accounting for inventory from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method and states that the newly adopted accounting principle is preferable in the circumstances because the FIFO method is a widely recognized method used by the Company's competitors. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management's judgment that the newly adopted accounting principle described in Note 1 is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find to be unreasonable.


Very truly yours,


BDO Seidman LLP